Exhibit 4.6

FIRST AMENDMENT TO

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

2011 EQUITY INCENTIVE PLAN

THIS AMENDMENT (this “Amendment”) to the HiSoft Technology International Limited 2011 Equity Incentive (the “Plan”), dated as of November 9, 2012, is made and entered into by Pactera Technology International Limited, an exempted company incorporated under the laws of the Cayman Islands, and its successors (the “Company”).  Any capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Plan.

WHEREAS, Section 13 of the Plan provides that the Board of Directors of the Company (the “Board”) may amend the Plan at any time; and

WHEREAS, the Board desires to amend the Plan to increase the aggregate number of Shares that may be issued or transferred under the Plan, as set forth in Section 3 of the Plan.

NOW THEREFORE, in accordance with Section 13 of the Plan, the Company hereby amends the Plan as follows:

1.              The first paragraph of Section 3 of the Plan is hereby deleted and replaced with the following paragraph:

The total number of Shares which may be issued under this Plan is 8,048,874 Shares, with an annual increase to be added on January 1 of each calendar year during the term of this Plan, commencing with January 1, 2014, equal to the lesser of (i) 2.5% of the total number of Shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) a lesser number of Shares determined by the Committee.  The Shares that may be awarded under this Plan may consist, in whole or in part, of authorized and unissued Shares or Shares purchased on the open market.  The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable.  Shares which are subject to Awards which terminate or lapse without the payment of consideration may be granted again under the Plan.

2.              Notwithstanding the foregoing, in the event that the transactions contemplated by the Agreement and Plan of Merger, dated as of August 10, 2012, as amended by the amendment, dated August 31, 2012, among the Company, VanceInfo Technologies Inc., Chemistry Merger Sub Inc. and Chemistry Merger Sub II Inc., are not consummated, this Amendment shall be null and void and have no force or effect.

3.              All references to “HiSoft Technology International Limited” is hereby deleted and replaced with “Pactera Technology International Ltd.”.

4.              Except as provided herein, all other terms of the Plan remain in full force and effect.